OFFSHORE GROUP INVESTMENT LIMITED

777 Post Oak Boulevard, Suite 800

Houston, TX 77056

February 9, 2016

VIA EDGAR TRANSMISSION AND ELECTRONIC DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jerard T. Gibson

Re:	Offshore Group Investment Limited
Form T-3 (File No. 022-29012)

Ladies and Gentlemen:

We refer to Form T-3 (File No. 022-29012) (as amended, the “Form T-3”) of Offshore Group Investment Limited (the “Company”), initially filed on December 2, 2015 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the second lien indenture, among the Company, as issuer, and U.S. Bank National Association, as trustee and noteholder collateral agent, governing the Company’s new 10% Senior Secured Second Lien Notes due 2020 (the “Indenture”).

On January 29, 2016, the Company filed Amendment No. 1 to the above referenced Form T-3. In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, we hereby request the acceleration of the effectiveness of the above referenced Form T-3 as amended so that it may become effective at or prior to 5:00 p.m. (EDT) on February 9, 2016 or as soon as reasonably practicable thereafter.

In connection with the filing of the Form T-3, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Frank Adams at (212) 310-8905 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Form T-3.

Very truly yours, OFFSHORE GROUP INVESTMENT LIMITED

By:	/s/ Paul A. Bragg
	Name:	Paul A. Bragg
	Title:	Chief Executive Officer